Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 12
DATED OCTOBER 29 , 2001
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 12 to you in order to supplement our prospectus and its supplements. This supplement, dated October 29, 2001 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 12 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding the acquisition of an interest in a property and a property that we may acquire.

Aberdeen Square, Palm Beach County, Florida

On October 23, 2001, we purchased an existing shopping center known as Aberdeen Square located on approximately 7.8 acres and containing 70,555 gross leasable square feet. The center is located at Le Chalet Boulevard and Military Trail, in Palm Beach County, Florida.

We purchased Aberdeen Square from Aberdeen Square Associates, Ltd., an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $6,675,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $95 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

All other information relating to this property remains unchanged from the information provided in Supplement No. 11.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of October 24, 2001, we had sold 14,563,093 shares in our current offering resulting in gross proceeds of $143,825,286. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of October 24, 2001, we had incurred $11,595,992 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $132,229,294 of net proceeds from the sale of those 14,563,093 shares. An additional 644,871 shares have been sold pursuant to our Distribution Reinvestment Program as of October 24, 2001, for which we have received additional net proceeds of $6,126,274. As of October 24, 2001, we had repurchased 174,826 shares through our Share Repurchase Program resulting in disbursements totaling $1,600,728. As a result, our net offering proceeds from both offerings total approximately $261,621,763 as of October 24, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2001 and the year ended December 31, 2000, we have incurred and paid property management fees of $1,044,557 and $926,978, respectively. Our advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the nine months ended September 30, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,818,000 are included in the purchase prices we have paid for all our properties purchased through October 24, 2001. As of October 24, 2001, we had invested approximately $151,000,000 in properties that we purchased for an aggregate purchase price of approximately $332,292,000 and we had invested approximately $2,860,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of October 24, 2001, we had net offering proceeds of approximately $64,000,000 available for investment in additional properties.